EXHIBIT 99.2

InfoSpark for Jan. 9, 2003

Stock Option Exchange Program Goes to Stockholder Vote

After careful consideration, the Agilent Board of Directors has determined that it would be in the best interests of the company and its stockholders to submit a proxy proposal to amend the 1999 Stock Plan to allow a one-time stock option exchange program. The amendment will be voted on by Agilent stockholders at the company’s annual meeting on March 4, 2003.

Agilent has structured the Option Exchange Program to strike a balance between stockholder and employee interests. The Program is designed to create a “value-neutral” exchange. The Option Exchange Program would be beneficial to stockholders by canceling a larger number of outstanding options and issuing fewer options in their place. Conducting this exchange rather than granting new options to supplement the underwater options avoids potential additional dilution to Agilent’s stockholders’ interests.

If approved, eligible Agilent employees who choose to accept this one-time offer could exchange their existing stock options priced higher than $25 per share for a lesser number of new options, according to specified exchange ratios. The new options generally would have an exercise price equal to the fair market value of Agilent common stock as of the new grant date, which would be at least six months and one day from the cancellation of the existing options. It is Agilent’s intention to make the program available to employees worldwide where permitted by local law and where it is practical to do so. To read the full proxy proposal, go to: http://investor.agilent.com.

A communications packet has been sent to all managers to provide further information about the stock option exchange proposal. Employee Q&A’s have been posted on the Agilent Stock Option Web site at http://stockoptions.corporate.agilent.com.

Agilent has not commenced the stock option exchange program referred to in this communication, and will not unless the proposal to amend Agilent’s 1999 Stock Plan is passed at the annual meeting of stockholders in March 2003. If Agilent implements the stock option exchange, Agilent will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents filed by Agilent with the U.S. Securities and Exchange Commission can be obtained free of charge from the SEC’s Web site at www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement, when available, by contacting Global Equity Programs at Agilent Technologies Inc., 395 Page Mill Road, MS A3-05, Palo Alto, CA 94306.